Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 8 to Form S-11 and related prospectus of CNL Healthcare Properties II, Inc. and to the incorporation by reference therein of our report dated May 2, 2017 with respect to the combined financial position of Summer Vista Assisted Living, LLC and Hardcourt Development No. 2, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America as filed with the Securities and Exchange Commission in the Current Report on Form 8-K/A of CNL Healthcare Properties II, Inc. dated May 18, 2017.

/s/ AGH, LLC

Certified Public Accountants

Atlanta, Georgia

April 13, 2018